

SE

20010334

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52266

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COGENT ALTERNATIVE STRATEGIES, INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

121 VIA FLORENZA

(No. and Street)

PALM BEACH GARDENS   FL   33418
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GLEN BEIGEL   516-509-6538

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC

(Name – *if individual, state last, first, middle name*)

517 Route One South, Suite 4103 Iselin   NJ   08830
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___GLEN BEIGEL_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___COGENT ALTERNATIVE STRATEGIES, INC_____ , as

of ___DECEMBER 31_____ , 20 _19_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

AUGUSTIN VULJAJ
Notary Public – State of Florida
Commission # GG 143944
My Comm. Expires Sep 17, 2021

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COGENT ALTERNATIVE STRATEGIES, INC.
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COGENT ALTERNATIVE STRATEGIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 VIA FLORENZA

(No. and Street)

PALM BEACH GARDENS   FL   33418

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLEN BEIGEL   516-509-6538

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC

(Name – *if individual, state last, first, middle name*)

517 Route One South, Suite 4103 Iselin   NJ   08830

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___GLEN BEIGEL_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
COGENT ALTERNATIVE STRATEGIES, INC _____, as
of _DECEMBER 31_____, 20 _19_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                    Signature

                                                    PRESIDENT
                                                    Title

_____
                    Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COGENT ALTERNATIVE STRATEGIES, INC.
STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2019

COGENT ALTERNATIVE STRATEGIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

SECTION I
REPORT PURSUANT TO RULE 17(a)-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Cogent Alternative Strategies, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cogent Alternative Strategies, Inc (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Iselin, New Jersey
February 25, 2020

COGENT ALTERNATIVE STRATEGIES, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	508,891
Accounts receivable		28,941
Prepaid expenses		2,647
Total assets	$	540,479

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:

Accounts payable and accrued expenses	$	77,202

Commitments and Contingencies

Stockholder's equity

Common stock, .01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	76,990
Retained earnings	386,277
Total stockholder's equity	463,277
Total liabilities and stockholder's equity	$ 540,479

The accompanying notes are an integral part of this statement.

Note 1 - **ORGANIZATION AND NATURE OF BUSINESS**

Cogent Alternative Strategies, Inc. (the "Company") began doing business in July 2000 as a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The principal source the Company's income is generated from the private placement of securities. In this capacity, the Company places assets with investment managers for its qualified individual and institutional customers. In addition, the Company acts as an agent for secondary private placements and other similar transactions.

Note 2 - **SIGNIFICANT ACCOUNTING POLICIES**

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with quality financial institutions. At times, cash balances may be in excess of balances insured by the Federal Deposit Insurance Corporation ("FDIC").

Note 3 - **CASH IN BANK**

Funds deposited with a single bank are insured up to $250,000 in the aggregate by the FDIC. The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. The Company maintains all of its cash in one financial institution located in the US.

Note 4 - **PROVISION FOR INCOME TAXES**

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code. Under the provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company prepares its income tax returns on the cash basis.

The Financial Accounting Standards Board ("FASB") provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Corporation's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to be the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2015, 2016, 2017, 2018 and 2019. For the year ended December 31, 2019 management has determined that there are no material uncertain income tax positions.

Note 5 - **RULE 15C-3-3**

The Company is exempt from the provisions of Rule 15c-3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

Note 6 - **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had Net Capital of $431,688, which was in excess of the minimum requirement of $36,169 by $426,542. The Company's net capital ratio was 18%.

COGENT ALTERNATIVE STRATEGIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

Note 7 -   LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2019, the Company had not entered into any subordinated loan agreements.

Note 8 -   CUSTOMER CONCENTRATION

The Company had one customer that represented 100% of total revenue for the year ended December 31, 2019. The customer represented 100% of accounts receivable at December 31, 2019.

Note 9 -   PROFIT SHARING PLAN

The Company adopted a Profit Sharing Plan during 2016 covering the Shareholder.

Note 10 -   DEFINED BENEFIT PLAN

The Company instituted a defined benefit pension plan ("the Plan") covering the shareholder. The initial actuarial valuation of the plan was as of January 1, 2016 and the most recent actuarial valuation was performed in December 31, 2019. The assets supporting the Plan are held in a separate investment fund and are valued at fair value. A fiscal year end is used as the measurement date for the plan.

The following tables set forth the changes in the benefit obligations and the plan assets, the funded status of the plan at December 31, 2019.

Change in Benefit Obligation	
Benefit Obligation, beginning of year	$ 747,360
Service cost	291,622
Interest cost	29,894
Benefits paid	-
Actuarial (gain)/loss	144,271
Benefit obligation, end of year	$ 1,213,147
Change in Plan Assets	
Fair value of plan assets, beginning of year	$ 480,558
Actual return on plan assets	128,246
Company Contributions	288,531
Benefits paid	-
Fair value of plan assets, end of year	$ 897,335
Amounts Recognized in the Statement of Financial Position	
Noncurrent Assets	$ -
Current Liabilities	65,000
Noncurrent Liabilities	-
Net amount recognized in Statement of Financial Position	$ 65,000
Net Periodic Benefit Cost	
Service cost	$ 291,622
Interest cost	29,894
Expected return on assets	(38,138)
Settlement Recognition	-
Recognized Prior Service Cost	26,666
Recognized Actuarial (gain)/loss	-
Recognized Intitial Obligation/(Asset)	-
Net Periodic Benefit Cost	$ 310,044
Discount rate used to determine benefit obligation	3%
Discount rate used to determine net benefit cost	4%
Compensation increase	0%
Expected rate of return	5%

The Plan has a current shortfall of $315,812 which is the difference between the Fair Value of Plan Assets and the Defined Benefit Obligation as of December 31, 2019. The Plan is governed by the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan was designed to provide the maximum allowable benefit (as limited by Section 415 of the Internal Revenue Code) to its sole participant. The Plan is subject to Title I of the ERISA funding rules which provide a range of acceptable funding contributions provided by an Enrolled Actuary. Because the sole participant of the plan is also the sole member of the Company, the Plan is exempt from Title IV of ERISA and not covered under the federal insurance pension program ("the PBGC"). As a result, the plan can be terminated with a shortfall (i.e. the difference between the plan assets and the plan benefit obligations) without any liability.

The Company adopted a Profit Sharing Plan during 2016. The Company incurred an expense of $65,000 for the defined benefity plan during the year ended December 31, 2019 which was included in Retirement Plan Expense on the accompanying Statement of Income.

Note 11 - Revenue Recognition

Revenues and expenses related to financial advisory activities are recorded on an accrual basis when earned and incurred, respectively. Revenue is deemed to be earned when the Company typically has no further obligation after all committed investor funds have been collected, all documents are properly executed, and title to the assets or stock is transferred.

Note 12 - Revenue Recognition - ASC 606

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company has assessed the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows and has determined that all revenues have been full earned as of December 31, 2019. This assessment has considered transaction closings, along with the Company's performance obligations on engagements for which there has yet to be a closing.

Note 13 - Lease Accounting - ASU 842

In connection with new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year after 12/15/2019, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. As of January 1, 2019, the Company does not maintain any leases in excess of a one year term. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There will be no impact to the Company's net capital.

Note 14 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019 or during the year then ended.

Note 15 - SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.